ICICI Bank

Scheme of Amalgamation
of Bank of Madura Limited
with ICICI Bank Limited

Extraordinary General Meeting of the Members of ICICI Bank Limited on Friday, January 19, 2001 at 12:30 p.m.


ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara 390 007

         NOTICE

         NOTICE is hereby given that an Extraordinary General Meeting of the Members of ICICI Bank Limited (the "Bank") will be held in the Central Gujarat Chamber of Commerce Auditorium, Second Floor, Vanijya Bhavan, Race Course Circle, Vadodara 390 007, on Friday, January 19, 2001 at 12:30 p.m., to transact the following business:

         SPECIAL BUSINESS:

         To consider, and if thought fit, to pass with, or without modifications, the following Resolution by the requisite majority as provided under Section 44A of the Banking Regulation Act, 1949:

         RESOLVED THAT pursuant to the provisions of Section 44A of the Banking Regulation Act, 1949 (including any amendment(s) thereto or modification(s) or re-enactment(s) thereof) and in accordance with the provisions of the Memorandum and Articles of Association of the Bank and the regulations/guidelines, if any, prescribed by the Reserve Bank of India (RBI), and all other relevant authorities from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions of the Government of India, RBI and all other appropriate authorities, institutions or bodies, if required and to the extent applicable, and subject to such conditions and modifications as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions which the Board of Directors of the Bank (hereinafter referred to as "the Board", which expression shall be deemed to include any Committee(s) constituted/to be constituted or any other person authorised/to be authorised by the Board/Committee to exercise its powers including the powers conferred by this Resolution), the consent and approval of the Bank be and is hereby accorded to the amalgamation of Bank of Madura Limited (hereinafter referred to as "Transferee Bank"), with the Bank, i.e. ICICI Bank Limited (hereinafter referred to as "the Transferee Bank"), with effect from the date on which the Scheme of Amalgamation (hereinafter referred to as "the Scheme") is sanctioned by the Reserve Bank of India or such other date as may be specified by the Reserve Bank of India by an order in writing passed in this behalf under the provisions of Section 44A of the Banking Regulation Act, 1949.

         RESOLVED FURTHER THAT the draft of the Scheme of the Transferor Bank with the Transferee Bank circulated to the Members with the Notice for this meeting, be and is hereby approved.

         RESOLVED FURTHER THAT the Board be and is hereby empowered and authorised to make such modifications and alterations to the Scheme including those as may be required or suggested by the relevant authority/authorities.


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


         RESOLVED FURTHER THAT for the purpose of giving effect to the Scheme, the Board be and is hereby authorised to do all acts, matters, deeds and things and to take all steps and do all things and give such directions as may be necessary, expedient, incidental, ancillary or desirable and also to settle any questions or difficulties that may arise in such manner as the Board in its/his absolute discretion may deem fit and take all steps which are incidental and ancillary thereto in this connection.

         RESOLVED FURTHER THAT in the event of any Member of the Transferee Bank, who has voted against the Scheme at the meeting of the Transferee Bank, or has given notice in writing or prior to the meeting of the Transferee Bank, or to the presiding officer of the meeting of the Transferee Bank, that he dissents from the Scheme, shall be entitled, in the event of the Scheme being sanctioned by RBI, to claim from the Transferee Bank, in respect of shares held by him in the Transferee Bank, their value as determined by RBI when sanctioning the Scheme and such Member shall, in consideration thereof, compulsorily tender the shares held by him, in the Transferee Bank to the Transferee Bank for cancellation thereof and to that extent the share capital of the Transferee Bank shall stand reduced, the determination by RBI as to the value of the shares to be paid to the dissenting Member being final for all purpose.

         RESOLVED FURTHER THAT pursuant to the provisions of Section 44A of the Banking Regulation Act, 1949 (including any amendment(s) thereto or modification(s) or re-enactment(s) thereof) and in accordance with the provisions of the Memorandum and Articles of Association of the Transferee Bank and the regulations/guidelines, if any, prescribed by RBI and all other concerned and relevant authorities from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions of the Government of India, RBI and all other appropriate authorities, institutions or bodies, if required and to the extent applicable, and subject to such conditions and modifications as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions which the Board is hereby authorised to accept, the Board be and is hereby authorised, on behalf of the Transferee Bank, to create, issue and allot, such number of equity shares of the Transferee Bank to the Members of the Transferor Bank in accordance with the Scheme as sanctioned by RBI.


By Order of the Board

Bhashyam Seshan
Company Secretary

Place: Mumbai
Date: December 11, 2000


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


Registered Office:

ICICI Bank Limited
Landmark
Race Course Circle
Vadodara 390 007


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


         NOTES:

         1. A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE BANK. The proxy form should be lodged with the Bank at its Registered Office at least 48 hours before the time of the Meeting. All alterations made to the proxy form should be initialled.

         2. Explanatory Statement relating to the special business is annexed hereto.

         3. Members are requested to promptly notify any change in their address to the Bank's Registrars. ICICI Infotech Services Limited, Maratha Mandir Annexe, Dr. Anand Rao Nair Road, Mumbai Central, Mumbai 400 008.

         4. All documents referred to in the Notice are open for inspection at the Registered Office of the Bank on all working days between 11:00 a.m. and 1:00 p.m. up to the date of the Meeting.

         EXPLANATORY STATEMENT

         1. A meeting of the Members of the Bank is being convened for the purpose of considering and, if thought fit, approving, with or without modifications, the arrangement embodied in the proposed Scheme of Amalgamation, as annexed hereto (hereinafter referred to as "the Scheme") of Bank of Madura Limited with ICICI Bank Limited.

         2. In this Statement, Bank of Madura Limited is referred to as the Transferor Bank and ICICI Bank Limited is referred to as the Transferee Bank.

         3. The Scheme has been approved by the Board of Directors of the Transferor Bank and of the Transferee Bank at their respective meetings held on December 11, 2000.

         4.  Background of the Transferor and the Transferee Banks:

         a) The Transferor Bank was incorporated on February 8, 1943 under the Indian Companies Act, 1913 and has it Registered Office at 33, North Chitral Street, Madurai 625 001. The Transferor Bank is a profitable and well-capitalised private sector bank, in operation for 57 years with a national network of 264 branches, 12 extension counters, 1 service counter and 1 currency chest, including presence in each of the top 30 banking centres in the country. The Transferor Bank has fostered an environment akin to new private sector banks with a progressive employee base and technology driven operations in major branches.


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         b) The Transferee Bank was incorporated on January 5, 1994 under the
Companies Act, 1956 and has its Registered Office at Landmark, Race Course Circle, Vadodara 390 007. The Transferee Bank is a leading technology-oriented private sector bank promoted by ICICI Limited. The Transferee Bank's network of branches and extension counters presently covers 106 locations across India. The Transferee Bank is India's largest automated teller machines (ATMs) provider with 366 ATMs.

         c) The authorised, issued, subscribed and paid-up equity share capital of the Transferor Bank and the Transferee Bank as at November 30, 2000 are as set out in Clauses 12 and 13 respectively of the Scheme.

         5. a) The primary object of the Transferor Bank is banking business as set out in its Memorandum and Articles of Association.

         b) The primary object of the Transferee Bank is banking business as set out in its Memorandum and Articles of Association.

         6. The amalgamation of the Transferor Bank with the Transferee Bank will be effected subject to the terms and conditions embodied in the Scheme pursuant to Section 44A of the Banking Regulation Act, 1949 (hereinafter referred to as the "said Act"). In terms of Section 44A of the said Act, a resolution is required to be passed by a majority in number representing two-thirds in value of the Members of the Transferor Bank and the Transferee Bank, present either in person or by proxy at the respective meetings. As both the Transferor and Transferee Banks are banking companies, the amalgamation will be regulated by the provisions of the Banking Regulation Act, 1949 and would require the sanction of the Reserve Bank of India under the said Act. The provisions of the Companies Act, 1956 relating to amalgamation are not applicable to the amalgamation of the Transferor Bank with the Transferee Bank and therefore the Scheme would not require the consent of the High Court(s) under the provisions of the Companies Act, 1956.

         7. In the opinion of the Board of Directors of the Transferee Bank, the following are, amongst others, the benefits that are expected to accrue to the Members from the proposed Scheme:

         a) Financial Capability: The amalgamation is expected to enable the Transferee Bank to have a stronger financial and operational structure, which will be capable of greater resource/deposit mobilisation. Post amalgamation, the Transferee Bank is expected to be one of the largest private sector banks in the country.


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


         b) Branch Network: As a result of the amalgamation, the branch network of the Transferee Bank would increase by 264 branches, providing increased geographic coverage as well as convenience to its customers.

         c) Retail Customer Base: The amalgamation would enable the Transferee Bank to increase its retail customer base. This larger customer base will provide the Transferee Bank enhanced opportunities for offering banking and financial services and products and facilitate cross-selling of products and services of ICICI Group.

         d) Use of Technology: Post amalgamation, the Transferee Bank, would be able to provide through its branches, ATMs phone and the Internet banking and financial services and products to a larger customer base with expected savings in costs and operating expenses.

         e) Priority Sector Focus: The enhanced branch network comprising, inter alia, 87 rural and 88 semi-urban branches, and a focus on micro-finance activities through self help groups, would afford the Transferee Bank better opportunities in its priority sector initiatives.

         8.  Salient features of the Scheme and valuation:

         The terms and conditions on which the amalgamation is to be effected are contained in the Scheme. In brief, some of the important features and conditions of the Scheme are:

         a) The Scheme envisages that all the assets, rights, properties of the Transferor Bank shall, subject to such modalities for vesting stated in the Scheme, and without any further act, deed or instrument, stand transferred to or be deemed to be transferred to the Transferee Bank in the manner set out in the Scheme and furthermore, that all the liabilities, borrowings, debts and/or obligations of the Transferor Bank shall, without any further act, deed or instrument, vest or be deemed to vest or be taken over by the Transferee Bank without the necessity of obtaining the consent of any third party or person who is a party to any contract or arrangement by virtue of such liabilities, borrowings, debts, and obligations have arisen in order to give effect to the provisions of the Scheme.

         b) On and from the Effective Date and subject to the provisions hereof all contracts, deeds, tenancies, leases, licenses or other assurances, agreements, arrangements and other instruments of whatsoever nature to which the Transferor Bank is a party to or benefit of which the Transferor Bank may be eligible and which are subsisting or having effect immediately before the Effective Date, shall be in full force and effect against or in favour of the Transferee Bank as the case may be and all or any of the rights, privileges, obligations and liabilities of the Transferor Bank shall be transferred to and vest in the Transferee Bank and may be enforced as fully and effectually as if, instead of the Transferor Bank, the Transferee Bank had been a party, beneficiary or obligee thereto.

         c) Upon coming into effect of the Scheme all suits, actions and proceedings of whatsoever nature by or against the Transferor Bank pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Transferee Bank as effectually as if the same had been filed by, pending and/or arising against the Transferee Bank.

         d) Upon coming into effect of the Scheme and in consideration of the transfer of and vesting of all the assets and the liabilities (as defined in the Scheme) of the Transferor Bank to the Transferee Bank in terms of the Scheme, the Transferee Bank shall subject to the provisions of the Scheme and without any further application, act or deed, issue and allot Two (2) equity shares of the Transferee Bank of the face value of Rs.10/- each credited as fully paid-up in the capital of Transferee Bank to those Members of the Transferor Bank whose names are recorded in its Register of Members ("the said Members") on a date (Record Date) to be fixed by the Board of the Transferee Bank for every One (1) equity share of Rs.10/- each held by the said Members in the Transferor Bank.

         The aforesaid share exchange ratio has been approved separately and independently by the Boards of Directors of both the Transferor and the Transferee Banks. The same has been approved as being a fair exchange ratio after considering the expert valuation made by M/s. Deloitte Haskins & Sells, a well reputed firm of Chartered Accountants, who were appointed as the independent valuer for this purpose.

         The independent valuer has taken into account the following, amongst other things, in arriving at its valuation: The relative valuation of the shares of both the Transferor and the Transferee Banks based on the net asset value, the profit earning capacity, discounted cash flows and the market value of the shares of the Transferor and the Transferee Banks as quoted on the Stock Exchanges and various other qualitative factors relevant to each Bank and the business dynamics, growth potential and synergies of the business.

         e) The share certificates in relation to the shares held by the said Members in the Transferor Bank shall be deemed to have been automatically cancelled and be of no effect on and from such Record Date, without any further act, deed or instrument. In so far as the issue of shares pursuant to Clause 14 of the Scheme is concerned, with respect to each of the said Members, holding the share certificates of the Transferor Bank, shall have the option, exercisable by notice in writing by the said Members to the Transferee Bank on or before such date as may be determined by the Board, to receive the shares either in certificate form or in dematerialised form, the shares of the Transferee Bank in lieu thereof and in terms hereof. In the event that such notice from the said Members has not been received by the Transferee Bank in respect of any of the said Members, the shares of the Transferee Bank shall be issued to such Members in certificate form. In respect of those of the said Members exercising the option to receive the shares in dematerialised form, such of the said Members shall have opened and maintained an account with a depository participant and shall provide such other confirmations and details as may be required, and thereupon the Transferee Bank shall directly issue and credit the demat/dematerialised securities account of such Member with the shares of the Transferee Bank.

         f) The Transferee Bank shall be entitled to declare and pay dividend, whether interim and/or final, to its Members in respect of the financial year/accounting period prior to the Effective Date. The Transferor Bank shall not declare any dividend except in accordance with sub-clause 11.6 of Clause 11 of the Scheme.

         g) Upon the coming into effect of the Scheme, the equity shares of the Transferee Bank to be issued and allotted to the said Members as provided in the Scheme shall rank pari passu in all respects with the equity shares of the Transferee Bank including pari passu entitlement in respect of dividends, if any, that may be declared by the Transferee Bank.

         h) This Scheme, shall become operative from the Effective Date, i.e., the date on which the Scheme is sanctioned by the Reserve Bank of India or such other date as may be specified by the Reserve Bank of India by an order in writing passed in this behalf under the provisions of Section 44A of the said Act.

         i) All the employees of the Transferor Bank in service on the Effective Date shall become the employees of the Transferee Bank on the Effective Date without any break or interruption in service and on emoluments which are not less favourable than those subsisting with reference to the Transferor Bank as on the Effective Date.

         j) The Scheme is specially conditional upon and subject to several matters set forth in Clause 27 of the Scheme.

         k) Upon the Scheme coming into effect, and subject to further directions as the Reserve Bank of India may pass, the Transferor Bank shall be dissolved without being wound up.

         l) All costs, charges and expenses of the Transferor Bank and the Transferee Bank incurred by each of them in relation to or in connection with the Scheme and incidental to the completion of the amalgamation of the Transferor Bank with the Transferee Bank in pursuance of the Scheme, shall be borne and paid by the Transferee Bank.

         9. Any Member of the Transferor Bank or the Transferee Bank, as the case may be, who has voted against the Scheme at the meeting of the Transferor Bank or the Transferee Bank, as the case may be, or has given notice in writing at or prior to the meeting of the Transferor Bank or the Transferee Bank, as the case may be, or to the presiding officer of the meeting of the Transferor Bank or the Transferee Bank, as the case may be, that he dissents from the Scheme, shall be entitled, in the event of the Scheme being sanctioned by the Reserve Bank of India, to claim from the Transferor Bank or the Transferee Bank, as the case may be, their value as determined by the Reserve Bank of India when sanctioning the Scheme and such Member shall, in consideration thereof, compulsorily tender the shares held by him, in the Transferor Bank or the Transferee Bank, as the case may be, to the Transferor Bank or the Transferee Bank, for cancellation thereof and to that extent the share capital of the Transferor Bank or the Transferee Bank, as the case may be, shall stand reduced. The determination by the Reserve Bank of India as to the value of the shares to be paid to the dissenting Member shall be final for all purposes.

         10. The Scheme is conditional upon and subject to necessary sanctions and approvals as set out in Clause 27 of the Scheme. The Scheme provides that in the event of any approval(s) not being obtained and/or the Scheme not being sanctioned by the Reserve Bank of India by July 31, 2001 or such further periods as may be agreed to mutually by the Boards of Directors of the Transferor and the Transferee Banks, the same shall stand revoked and will have no effect and in that event the Transferor Bank and the Transferee Bank shall bear and/or pay all their respective costs, expenses losses or damages.

The aforesaid being only the salient features of the Scheme, the Members are requested to read the entire text of the Scheme to get better acquainted with the provisions thereof, as stated above.

Miscellaneous

         11. The Board of Directors of the Transferor Bank and the Transferee Bank, on considering the facts and circumstances of the Scheme, have approved the Scheme at the respective meetings held on December 11, 2000, subject to obtention of necessary approvals and sanctions from the Members, the Reserve Bank of India and any other concerned and relevant authorities, to the extent necessary.

         12. In order to give effect to the Scheme under the provisions of law, both the Transferor Bank and the Transferee Bank are required to obtain the consent and approval of their Members to the proposed Scheme, with or without modifications, under the provisions of Section 44A of the said Act. The consent of the Members of the Transferor Bank and the Transferee Bank is sought to be obtained for this purpose through separate general meetings to be conducted on January 19, 2001.

         13. There is no likelihood that any creditor of the Transferor Bank would lose or be prejudiced as a result of the Scheme being passed since no sacrifice or waiver is at all called for from them nor are their rights sought to be modified in any manner. The Transferee Bank, which would emerge stronger, would be able to meet the liabilities as they arise in the course of business. Hence the Scheme is in no way expected to adversely affect the interests of any class of the creditors but in fact enhances the protection and the security available to the creditors.

         14. The Directors of the Transferor Bank and the Transferee Bank may be deemed to be concerned and/or interested in the Scheme to the extent of their shareholdings or that of the companies, firms, and/or institutions of which they are Directors, partners or members and which may hold shares in either the Transferor Bank or the Transferee Bank or both, and to the extent of any employee stock options granted, if any, by the Transferor and the Transferee Banks. The shares held by the Directors of the Transferor Bank and the Transferee Bank, either singly or jointly are as follows:


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



         Directors of Bank of Madura Limited                             Directors of ICICI Bank Limited
---------------------------------------------------------    -------------------------------------------------------
                                    Shareholding in                                             Shareholding in
                             ----------------------------                               ----------------------------
          Names              Bank of Madura    ICICI Bank              Names            Bank of Madura    ICICI Bank
-------------------------    --------------    ----------    -----------------------    --------------    ----------
Dr. K.M. Thiagarajan             62,131           Nil        Shri B. V. Bhargava             Nil             4,600
Shri G. Rajasekhar                500             Nil        Shri R. Rajamani                Nil              Nil
Shri Pallavi S. Shroff            Nil             200        Shri Uday M. Chitale            Nil              Nil
Shri S. Nandagopal                Nil             Nil        Shri Somesh R. Sathe            Nil              Nil
Shri N. Karuppan Chetty            50             Nil        Shri K. V. Kamath               Nil             1,000
Shri V.K. Chandrakumar            Nil             Nil        Shri Lalita D. Gupte            Nil             1,000
                                                             Shri H. N. Sinor                Nil             1,100


         15. The following documents will be open for inspection at the Registered Office of the Transferee Bank on all working days, except on Sundays, till the date of the meeting between 11:00 a.m. and 1:00 p.m.

         a)   Memorandum and Articles of Association of the Transferor Bank;

         b)   Memorandum and Articles of Association of the Transferee Bank;

         c) Audited accounts of the Transferor Bank for the year ended March 31, 2000;

         d) Audited accounts of the Transferee Bank for the year ended March 31, 2000;

         e)   Scheme of Amalgamation;

         f) Valuation report dated December 9, 2000 of M/s. Deloitte Haskins & Sells, Chartered Accountants;

         f) Certified copy of extracts of the Register of Interests of Directors of the Transferor Bank; and

         h) Register of interests of Directors of the Transferee Bank.

         16. As the implementation of the Scheme would involve the issue of new equity shares, for purposes of abundant caution, it is also proposed to pass the resolution for creation, issue and allotment of shares in order to give effect to the Scheme.


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


By Order of the Board


Bhashyam Sheshan
Company Secretary

Place:   Mumbai
Date:    December 11, 2000

Registered Office:

ICICI Bank Limited
Landmark
Race Course Circle
Vadodara 390 007


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


Scheme of Amalgamation

of

Bank of Madura Limited........................Transferor Bank

with

ICICI Bank Limited............................Transferee Bank

         1.1 This Scheme of Amalgamation provides for the amalgamation of Bank of Madura Limited, having its registered office at 33 North Chitrai Street, Madurai 625 001 (hereinafter referred to as the "Transferor Bank") with ICICI Bank Limited, having its registered office at Landmark, Race Course Circle, Vadodara 390 007 (hereinafter referred to as the "Transferee Bank"), pursuant to Section 44A and other relevant provisions of the Banking Regulation Act, 1949 (hereinafter referred to as the "said Act").

         1.2 In this Scheme of Amalgamation, unless inconsistent with the subject or context, the following expressions shall have the following meaning:

         1.2.1 "the Board of Transferee Bank" shall mean the Board of Directors of the Transferee Bank, any Committee(s) constituted/to be constituted by the Board of Directors of the Transferee Bank or any other person authorised/to be authorised by the Board/Committee to exercise its posers including the powers in terms of this Scheme.

         1.2.2 "the Effective Date" shall mean the date on which the Scheme of Amalgamation is sanctioned by the Reserve Bank of India or such other date as may be specified by the Reserve Bank of India by an order in writing passed in this behalf under the provisions of the said Act.

         References in the Scheme of Amalgamation to the "coming into effect of the Scheme" shall mean the Effective Date.

         1.2.3 "The Specified Date" shall mean such date as may be directed, by way of a further order in writing, by the Reserve Bank of India on which date the Transferor Bank shall stand dissolved.

         1.2.4 "the said liabilities" shall mean all debts, demand deposits, saving bank deposits, term deposits, time and demand liabilities, borrowings, bills payable, interest accrued and all other liabilities, duties, undertakings and obligations of the Transferor Bank, as on the Effective Date.


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


         1.2.5 "The said assets" shall mean the entire undertaking, the entire business, all the properties (whether movable or immovable, tangible or intangible), assets, investments of all kinds, all cash balances with the Reserve Bank of India and other banks, money at all and short notice, loans, advances, contingent rights or benefits, lease and hire purchase contracts, benefit of any security arrangements, authorities, allotments, approvals, reversions, buildings and structures, office and residential premises, tenancies, leases, licenses, fixed assets and other assets, powers, consents, registrations, agreements, contracts, engagements, arrangements of all kinds, rights, titles, interests, benefits and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession or in the control of or vested in or granted in favor of or enjoyed by the Transferor Bank or to which the Transferor Bank may be entitled and include but without being limited to trade and service names and marks and other intellectual property rights of any nature whatsoever, permits, approvals, authorizations, rights to use and avail of telephones, telexes, facsimile, email, internet leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds benefits of all agreements, all necessary records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customers credit information, customer pricing information and other records in connection with or relating to the Transferor Bank and all other interests of whatsoever nature belonging to or in the ownership, power or possession and in the control of or vested in or granted in favor or enjoyed by the Transferor Bank, whether in India or abroad, as on the Effective Date.

         1.2.6 "the Scheme" shall mean the Scheme of Amalgamation of the Transferor Bank with the Transferee Bank in its present form or as may be modified from time to time.

         2. On and from the Effective Date and subject to the provision of the Scheme in relation to the mode of transfer and vesting, other than such of the said assets as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and delivery, the said assets shall be transferred to and vest in the Transferee Bank; in respect to such of the said assets as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and delivery, the same shall be so transferred by the Transferor Bank, and in respect of the said assets other than those transferred in the manner provided hereinabove, the same shall, as more particularly provided by virtue of the order of sanction of the Reserve Bank of India under the provisions of Section 44A(6) and other applicable provisions of the said act, without further act, instrument or deed , become and as and from the Effective, the estates, assets, rights, title and interests of the Transferee Bank.

         3. The Transferee Bank may, from the Effective Date in accordance with the provisions hereof, if so required, under any law or otherwise, execute deeds of confirmation or any other writings in favour of any other party to any contract or arrangement to which the Transferor Bank is a party or is subject to in order to give formal effect to the Scheme as may be necessary. The Transferee Bank shall under the provisions of the Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Bank and to implement or carry out such formalities or compliance referred to hereinabove on the part of the Transferor Bank, to be carried out or performed.

         4. On and from the Effective Date, all the said liabilities of the Transferor Bank shall also be and stand transferred or deemed to be transferred, without further act, instrument or deed, to the Transferee Bank, pursuant to the provisions of Section 44A and other applicable provisions of the said Act, so as to become the debts, liabilities, duties, undertakings and obligations of the Transferee Bank and further that it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of the Scheme.

         5. (a) On and from the Effective Date, any debentures, bonds, notes or other debt securities, if any, whether convertible into equity or otherwise (hereinafter referred to as the "Transferor's Securities"), and whether issued in India or abroad by the Transferor Bank, shall, without, further act, instrument or deed become securities of the Transferee Bank and all rights, powers, duties and obligations in relation thereto shall be transferred to and vest in and shall upon coming into effect of the Scheme, be exercised by or against the Transferee Bank as if it were the Transferor Bank.

         (b) The Transferor's Securities that have become the securities of the Transferee Bank, referred to aforesaid, shall be listed and/or admitted to trading as securities of the Transferee Bank on the relevant Stock Exchange(s) in India, in accordance with the terms of their respective issues save as specially modified by the provisions of the Scheme, or by necessary implication the Transferee Bank shall enter into such arrangements and issue such confirmations and/or undertakings as may be necessary to obtain the consent of any holder of the securities or any other person to give effect to the provisions of the Scheme.

         (c) On and from the Effective Date, any loans or other obligation due between or amongst the Transferor Bank and the Transferee Bank, if any, shall stand discharged and there shall be no liability in that behalf. In so far as any securities, debentures or notes issued by the Transferor Bank, and held by the Transferee Bank or vice versa are concerned, the same shall, unless sold or transferred by the Transferor Bank or the Transferee Bank, as the case may be, at any time prior to the Effective Date stand discharged and cancelled as on the Effective Date, and shall be of no effect and the Transferor Bank or the Transferee

Bank, as the case may be, shall have no further obligations outstanding in that behalf.

         6. On and from the Effective Date and subject to the provisions hereof all contracts, deeds, tenancies, leases, licenses or other assurances, agreements, arrangements and other instruments of whatsoever nature to which the Transferor Bank is a party to or benefit of which the Transferor Bank may be eligible and which are subsisting or having effect immediately before the Effective Date, shall be in full force and effect against or in favour of the Transferee Bank as the case may be and all or any of the rights, privileges, obligations and liabilities of the Transferor Bank shall be transferred to and vest in the Transferee Bank and may be enforced as fully and effectually as if, instead of the Transferor Bank, the Transferee Bank had been a party, beneficiary or obligee thereto. The Transferee Bank shall, wherever necessary enter into and/or issue and/or execute deeds, writing or confirmations or enter into tripartite arrangements, confirmations or novations to which the Transferor Bank will, if necessary, also be a party in order to give formal effect to the provisions of the Scheme, on or prior to the Effective Date. Further, for the purposes of taxation or otherwise on coming into effect of the Scheme, all the profits or incomes accruing or arising to the Transferor Bank or expenditure or losses arising or incurred by the Transferor Bank shall for all purposes be treated and deemed to be and accrue as the profits or incomes or expenditure or losses of the Transferee Bank.

         7. The Transferee Bank may enter into and/or issue and/or execute deeds, writings or confirmations or enter into any tripartite arrangement or confirmations or novations to which the Transferor Bank shall, if necessary, also be a party in order to give formal effect to the provisions of the Scheme, if so required, under any law or if it becomes necessary, in favour of any party. Wherever such tripartite agreements or confirmations or novations are required, the Transferor Bank and the Transferee Bank shall ensure that the same is completed on or prior to the Effective Date. The Transferee Bank shall under the provisions of the Scheme be deemed to be authorised to execute any such writings on behalf of the Transferor Bank and to implement or carry out all such formalities or compliance referred to hereinabove on part of the Transferor Bank to be carried out or performed.

         8. On and from the Effective Date, all suits, actions and proceedings of whatsoever nature by or against the Transferor Bank pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Transferee Bank as effectually as if the same had been filed by, pending and/or arising against the Transferee Bank.

         9. All the employees of the Transferor Bank in service on the Effective Date shall become the employees of the Transferee Bank on such date without any break or interruption on service and on emoluments which are not less favorable than those subsisting with reference to the Transferor Bank as on the Effective Date.

         10. In so far as the provident fund, gratuity fund, superannuation fund or any other special scheme(s)/fund(s) created or existing for the benefit of the employees of the Transferor Bank are concerned, on and from the Effective Date, the same shall stand transferred to the Transferee Bank and the Transferee Bank shall stand substituted for the Transferor Bank for all purposes whatsoever relating to the administration or operation of such schemes or funds or in relation to the obligations to make contributions to the said schemes or funds in accordance with the provisions of such schemes or funds as per the terms provided in the respective trust deeds/other documents to the end and intent that all rights, duties, powers and obligations of the Transferor Bank in relation to such funds or schemes shall become those of the Transferee Bank. It is clarified that the service of the employees of the Transferor Bank will be treated as having been continued for the purpose of the aforesaid funds or schemes or provisions.

         11. With effect from the date of approval of the Scheme by the Board of Directors of the Transferor Bank and up to and including the Effective Date:

         11.1 The Transferor Bank shall carry on all its business and activities with reasonable diligence and business prudence and shall not without the prior written consent of the Transferee Bank alienate, charge, mortgage, encumber or otherwise deal with the said assets or any part thereof, except in the ordinary course of business, or pursuant to any pre-existing obligation(s) undertaken by the Transferor Bank prior to the date of approval of the Scheme by its Board of Directors, which pre-existing obligations shall be disclosed in writing to the Transferee Bank by the Transferor Bank;

         11.2 The Transferor Bank shall not without the prior written consent of the joint committee (constituted in terms of sub-clause 11.9 of Clause 11 of the Scheme) compromise, compound or settle any matter including an proceedings, suits or other actions for recovery of any debts or dues and nor shall the Transferor Bank, without the prior written consent of the joint committee enter into settlement of any debts or dues from any person by extending the maturity of any payments due, giving of any concession or making of any sacrifices on the claims, debts or dues of the Transferor Bank;

         11.3 The Transferor Bank shall carry on and be deemed to have carried on all its business and activities and shall be deemed to have held and been in possession of and shall hold and be in possession of all the said assets for and on account of and in trust for the Transferee Bank;

         11.4 The Transferor Bank shall not, without the prior consent in writing of the Board of the Transferee Bank, undertake any new business or undertake any substantial expansion of its current business;

         11.5 The Transferor Bank shall provide to the Transferee Bank details of all charges, mortgages or any other encumbrances within such time as the Transferee Bank may require, and ensure the vacation or satisfaction of all such charges, mortgages or encumbrances prior to the Effective Date;

         11.6 The Transferor Bank shall not, without the prior consent in writing of the Board of the Transferee Bank, declare or pay any dividend. Whether interim or final;

         11.7 Save and except as may be otherwise permitted or required under the provisions of the Scheme, the Transferor Bank and the Transferee Bank shall not make any change in their respective capital structure, either by issue of new equity or preference shares or bonus shares, convertible debentures, share warrants, options or any securities convertible into equity shares or otherwise, sub-division, reduction, reclassification, consolidation, buy-back, or in any other manner which affect the share exchange ratio, except with the prior written authorization of the Board of Directors of the Transferor Bank and the Board of Directors of the Transferee Bank;

         11.8 The Transferor Bank shall not, without the prior consent in writing of the Board of the Transferee Bank, alter, enhance or revise the emoluments, or perquisites or alter, enhance or revise the contributions of the Transferor Bank to any schemes/funds established by or under any law or otherwise including by way of any awards, settlements or standing orders, as applicable to the employees of the Transferor Bank; and

         11.9 A joint committee comprising such number and of such persons (whether or not being the employees of the Transferor Bank and/or the Transferee Bank) as may be determined by the Transferee Bank be constituted to take such decisions as provided in the Scheme. No material decision in relation to the Transferor Bank's business and affairs, and/or such other matters as the Transferee Bank may from time to time notify shall be taken by the Transferor Bank and no agreement or transaction (other than an agreement or transaction in the ordinary course of the Transferor Bank's business) shall be entered into or performed by the Transferor Bank without the approval of the said joint committee including the appointment of any new person as an employee or staff or otherwise. The person on the joint committee nominated by the Transferee Bank shall be entitled to attend the offices of the Transferor Bank and observe business and activities being carried out by the Transferor Bank provided however that this would be subject to the approval, if any, of the Reserve Bank of India being required. Further, neither the Transferee Bank nor its representatives on the said joint committee shall be liable for any act or omission of the Transferee Bank or the joint committee and they shall be fully indemnified and held harmless by the Transferor Bank.

         12. The Authorised, Issued, Subscribed and Paid up Share Capital of the Transferor Bank as at November 30, 2000 is as under:

AUTHORISED

Rs. 25,00,00,000 divided into 2,50,00,000 equity shares of the face value of Rs. 10/- each.

ISSUED, SUBSCRIBED AND PAID UP

Rs. 11,76,99,000 divided into 1,17,69,900 equity shares of the face value of Rs. 10- each fully paid.

         13. The Authorised, Issued, Subscribed and Paid Up Share Capital of the Transferee Bank as at November 30, 2000 is as under:

AUTHORISED

Rs. 300,00,00,000 divided into 30,00,00,000 equity shares of the face value of Rs. 10/- each.

ISSUED, SUBSCRIBED AND PAID UP

Rs. 196,81,88,800 divided into 19,68,18,880 equity shares of the face value of Rs. 10/- each fully paid up.

         14. Upon coming into effect of the Scheme and in consideration of the transfer of and vesting of all the said assets and the said liabilities and the entire undertaking of the Transferor Bank to the Transferee Bank in terms of the Scheme, the Transferee Bank shall subject to the provisions of the Scheme and without any further application, act or deed, issue and allot Two (2) equity shares of the Transferee Bank of the face value of Rs. 10/-each credited as fully paid up in the capital of the Transferee Bank to those Members of the Transferor Bank whose names are recorded in its Register of Members ("the said Members") on a date ("Record Date") to be fixed by the Board of the Transferee Bank for every One (1) equity share of the face value of Rs. 10/-each held by the said Members in the Transferor Bank and, the Transferee Bank will create, issue and allot such number of equity shares of the Transferee Bank to the said Members as is necessary or required. Equity shares of the Transferee Bank issued in terms of the Scheme shall subject to applicable regulations, be listed and/or admitted to trading on the relevant Stock Exchange(s) in India where the equity shares of the Transferee Bank are listed and/or admitted to trading.

         15. The share certificates in relation to the shares held by the said Members in the Transferor Bank shall be deemed to have been automatically cancelled and be of no effect on and from such Record Date, without any further act, deed or instrument. In so far as the issue of shares pursuant to Clause 14 hereof is concerned, each of the said Members, holding the share certificates of the Transferor Bank, shall have the option, exercisable by notice in writing by the said Members to the Transferee Bank on or before such date as may be determined by the Board of the Transferee Bank, to receive either in certificate form or in dematerialized form, the shares of the Transferee Bank in lieu thereof and in terms hereof. In the event that such notice from the said Members has not been received by the Transferee Bank in respect of any of the said members, the shares of the Transferee Bank shall be issued to such Member in certificate form. In respect of those of the said Members exercising the option to receive the shares in dematerialised form, such of the said Members shall have opened and maintained an account with a depository participant and shall provide such other confirmations and details as may be required and thereupon the Transferee Bank shall directly issue and credit the demat/dematerialised securities account of such Member with the shares of the Transferee Bank.

         16. Upon the coming into effect of the Scheme, the equity shares of the Transferee Bank to be issued and allotted to the said members as provided in the Scheme shall ran pari passu in all respects with the equity shares of the Transferee Bank including pari passu entitlement in respect of dividends, if any, that may be declared by the Transferee Bank.

         17. The Transferee Bank shall be entitled to declare and pay dividend, whether interim and/or final to its Members in respect of the financial year/accounting period prior to the Effective Date subject to the Reserve Bank of India guidelines and subject to the provisions of the said Act. The Transferor Bank shall not declare any dividend except in accordance with the Scheme. The terms of the Scheme shall not be deemed to confer any right on the said Members or the Members of the Transferee Bank to demand or claim any dividend, which shall be entirely at the discretion of the Board of Directors of Transferor Bank and the Board of Directors of Transferee Bank, respectively, and subject to the provisions of the Memorandum and Articles of Association of the Transferor Bank and of the Memorandum and Articles of Association of the Transferee Bank, as the case may be.

         18. On and from the Effective Date, equity shares of the Transferor Bank, if any, held by the Transferee Bank, shall be deemed to be cancelled without any further act or deed, and no shares of the Transferee Bank are required to be issued in lieu thereof. Equity shares of the Transferee Bank held by the Transferor Bank, if any, shall be deemed to be cancelled without any further act or deed on the Effective Date.

         19. Upon the coming into effect of the Scheme, no adjustment would be made to the book values of the assets and liabilities of the Transferor Bank when they are incorporated in the books of account of the Transferee Bank except to ensure uniformity of accounting policies and standards and to provide or adjust against the reserves appearing in the books of account of the Transferor Bank for non-performing assets, permanent diminution in assets, if any, or, on account of tax liabilities, if any, which are pending for a long period of time, if so required by the Transferee Bank in its sole discretion, which requirement will be complied with by the Transferor Bank on or prior to the Effective Date.

         20. The excess of the value of the net assets of the Transferor Bank as appearing in the books of account of the Transferor Bank, subject to adjustments, if any, as set out in Clause 19 hereinabove, over the paid-up value of the shares to be issued and allotted pursuant to the terms of Clause 14 hereinabove, shall be accounted for and dealt with in the books of the Transferee Bank as follows:

         20.1 An amount equal to the balance of "Profit and Loss Account" in the books of account of the Transferor Bank shall be credited by the Transferee Bank to its Profit and Loss Account.

         20.2 An amount equal to the balance lying to the credit of the "Statutory Reserve Account" of the Transferor Bank shall be credited by the Transferee Bank to its Statutory Reserve Account.

         20.3 An amount equal to the balance lying to the credit of the "Share Premium Account" of the Transferor Bank shall be credited by the Transferee Bank to its Share Premium Account.

         20.4 An amount equal to the balance lying to the credit of the "Investment Fluctuation Reserve Account" of the Transferor Bank shall be credited by the Transferee Bank to a special account in the Books of the Transferee Bank to be styled "Investment Fluctuation Reserve Account".

         20.5 An amount equal to the balance lying to the credit of the revenue and other reserves account, as adjusted pursuant to the provisions of Clause 19 and the sub-clauses as hereinabove, shall be credited by the Transferee Bank to its revenue and other reserves accounts in the same form in which they appear in the books of account of the Transferor Bank.

         21. The balance, if any, in the event of a surplus, after giving effect to the adjustments as specified in Clause 19 and sub-clauses 20.1 to
20.5 of Clause 20 hereinabove, shall be credited by the Transferee Bank to a special account in the books of the Transferee Bank to be styled "Amalgamation Reserve Account". The shortfall, if any, in the event of a deficit, occurring whilst giving effect to the adjustments as specified in Clause 19 and sub-clauses 20.1 to 20.5 hereinabove, shall be adjusted against the revenue and other reserves accounts as specified in Clause 20.5. The said Amalgamation Reserve Account, if any, shall be considered as a free reserve and shall form part of the net worth of the Transferee Bank.

         22. The Transferee Bank shall be entitled to account any of the amounts, the accounts or the balances are referred to in Clauses 19, 20 and 21, in any manner whatsoever as it may be deemed fit, after the Effective Date.

         23. The Transferor Bank and the Transferee Bank may make or assent, from time to time, on behalf of all persons concerned to any modifications or amendments to the Scheme or to any conditions or limitations which the Reserve Bank of India or any other relevant or concerned authority under law may direct or impose or which may otherwise be considered necessary, and may do and execute all acts, deeds, instruments, matters and things necessary for putting the Scheme into effect.

         24. For the purpose of giving effect to the Scheme as sanctioned by the Reserve Bank of India, the Board of the Transferee Bank may give all such directions as are necessary, expedient, incidental, ancillary or desirable including directions for settling or removing any question of doubt or difficulty that may arise with regard to the implementation of the Scheme, as it thinks fit, and such determination or directions as the case may be, shall be binding on all persons connected herewith or otherwise interested in the Scheme in the same manner as if the same were specifically incorporated in the Scheme.

         25. The Board of Directors of the Transferee Bank may review the position relating to the satisfaction of the following conditions and if necessary to waive any of the following, to the extent permissible by law:

         25.1 approval, if required, of any Trustee of any debentures or other similar securities, being obtained if such approval is necessary under the terms of issue thereof; and/or,

         25.2 vacating or satisfaction of the charges, mortgages or encumbrances, if any, on the said assets.

         26. The Transferor Bank and the Transferee Bank shall with all reasonable dispatch, make applications under Section 44A and all other applicable provisions of the said Act for sanctioning of the Scheme by the Reserve Bank of India and obtain all approvals as may be required by the law and for dissolution of the Transferor Bank without being wound up under the provisions of the law.

         27.  This Scheme is specifically conditional upon and subject to:

         27.1 the consent of a majority in number representing two-thirds in value of the Members of the Transferor Bank and of the Transferee Bank at their respective meetings, present either in person or by proxy at a meeting called for the purpose;

         27.2 the sanction of the Reserve Bank of India by an order in writing passed in this behalf pursuant to Section 44A of the said Act; and

         27.3 sanction or approval, if any, under any law, of the Government of India or any other authority, agency, department or person concerned, being obtained and granted in respect of the matters in respect of which such sanction or approval is required.

         28. Upon satisfaction of the said conditions, obtaining the said sanctions and approvals and passing of the said order or orders referred to in Clause 27 hereinabove, the Transferee Bank or the Transferor Bank, as the case may be, shall, for all purposes including for giving effect to the Scheme, under all laws for the time being in force, be deemed to be in compliance thereof.

         29. An order in terms of sub-clause 27.2 of Clause 27 hereinabove and sub-section (6C) of Section 44A of the said Act shall be conclusive evidence that all requirements of Section 44A of the said Act relating to amalgamation have been complied with, and a copy of the said order certified in writing by an officer of the Reserve Bank of India to be a true copy of such order and a copy of the Scheme certified in the like manner to be a true copy thereof, shall in all legal proceedings (whether in appeal or otherwise, and whether instituted before or after commencement of Section 19 of the Banking Laws (Miscellaneous Provisions) Act, 1963), be admitted as evidence to the same extent as the original order and the original scheme.

         30. In terms of and pursuant to Section 44A of the said Act, the Reserve Bank of India may, upon passing of an order to that effect by order or direct that the Transferor Bank shall stand dissolved (without being wound up) with effect from the Specified Date and any such direction shall take effect in accordance with the provisions of the said Act. In pursuance of Section 44A of the said Act, upon the Reserve Bank of India directing a dissolution of the Transferor Bank, the Transferor Bank shall transmit a copy of the order directing a dissolution of the Transferor Bank, the Transferor Bank shall transmit a copy of the order directing such dissolution to the Registrar of Companies, Tamil Nadu.

         31. There will be no charge in the name of the Transferee Bank by reason of coming into effect of the Scheme.

         32. Any Member of the Transferor Bank or the Transferee Bank, as the case may be, who has voted against the Scheme at the meeting of the Transferor Bank or the Transferee Bank, as the case may be, or has given notice in writing at or prior to the meeting of the Transferor Bank or the Transferee Bank, as the case may be, or to the presiding officer of the meeting of the Transferor Bank or the Transferee Bank, as the case may be, that he dissents from the Scheme shall be entitled, in the event of the Scheme being sanctioned by the Reserve Bank of India, to claim from the Transferor Bank or the Transferee Bank, as the case may be, in respect of shares held by him in the Transferor Bank or the Transferee Bank, as the case may be, their value as determined by the Reserve Bank of India when sanctioning the Scheme and such Member shall, in consideration thereof, compulsorily tender the shares held by him, in the Transferor Bank or the Transferee Bank, as the case may be, to the Transferor Bank or the Transferee Bank respectively for cancellation thereof and to that extent the share capital of the Transferor Bank or the Transferee Bank, as the case may be, shall stand reduced. The determination by the Reserve Bank of India as to the value of the shares to be paid to the dissenting Member shall be final for all purposes.

         33. All costs, charges and expenses of the Transferor Bank or the Transferee Bank incurred by each of them in relation to or in connection with the Scheme and incidental to the completion of the amalgamation of the Transferor Bank with the Transferee Bank in pursuance of the Scheme, shall be borne and paid by the Transferee Bank.

         34. In the event of any of the said conditions referred to in Clause 27 hereinabove not being satisfied or the said sanctions and approvals referred to in Clause 27 hereinabove not being obtained and/or the said order or orders not being passed as aforesaid on or before July 31, 2001 or within such further period or periods as may be agreed upon between the Transferor Bank through and by its Board of Directors and the Transferee Bank through and by its Board of Directors (and which Board of Directors of each of the Transferor Bank or the Transferee Banks are hereby authorised and empowered to agree to and extend the aforesaid period from time to time without any limitations in exercise of their powers), the Scheme shall stand nullified and shall become void, stand revoked, cancelled and be of no effect and shall be deemed to never have been in effect and all trusts constituted hereunder shall be deemed to have never have been in existence provided that in respect of any act or deed done by the Transferor and the Transferee Banks or their Directors, employees, contractors or by the joint committee or its members/nominees as is contemplated hereunder or any right, liability or obligation which has arisen or accrued pursuant thereto, shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise arise in law, provided further that and on occurrence of an event in terms hereof the Transferor Bank and the Transferee Bank shall bear and pay all their respective costs, expenses, losses or damages.

                                              ICICI Bank

         ICICI Bank                           ICICI Bank Limited

                                              Registered Office:

                                              Landmark, Race Course Circle

                                              Vadodara 390 007



                                ATTENDANCE SLIP



                                               Folio No./Customer Id. No._______

                                               No. of equity shares held________



         I/We hereby certify that I/we am/are a registered Member/proxy for the registered Member of the Company and hereby record my/our presence at the Fifth Extraordinary General Meeting of the Company to be held in the Central Gujarat Chamber of Commerce Auditorium, Second floor, Vanijya Bhavan, Race Course Circle, Vadodara 390 007 on Friday, January 19, 2001 at 12:30 p.m.


NAME OF THE MEMBER (IN BLOCK LETTERS)_______________________


SIGNATURE OF THE MEMBER______________________________________


NAME OF THE PROXY (IN BLOCK LETTERS)_________________________


SIGNATURE OF THE PROXY________________________________________


         NOTE:

         Members/proxies to Members are requested to sign and hand over this slip at the entrance of the venue of the Meeting. Only Members/representatives or proxies are allowed to attend the Meeting.



-------------------------------------------------------------------------------



         ICICI Bank                       ICICI Bank Limited

                                          Registered Office:

                                          Landmark, Race Course Circle

                                          Vadodara 390 007



                                   PROXY FORM



                                           Folio No./Customer Id. No._______

                                           No. of equity shares held_________



         I/We________________________________________________________ of
_____________________________ in the district of _____________________ being a
Member/Members of the above named Company hereby appoint ___________________________________ of ____________________________ in the
district of _________________________________ or failing him/her
_________________________________ of ______________________________ in the
district of _____________________________ as my/our proxy to vote for me/us on my/our behalf at the Fifth Extraordinary General Meeting of the Company to be held in the Central Gujarat Chamber of Commerce Auditorium, Second floor, Vanijya Bhavan, Race Course Circle, Vadodara 390 007 on Friday, January 19, 2001 at 12:30 p.m. and at any adjournments thereof.

Signed this _____ day of ___________ 2000/2001 (Please sign in black ink in this box and across the Revenue Stamp) (to be signed by the first named/sole Member)

Please affix
30 paise
Revenue
Stamp

NOTE:

         This Proxy Form, in order to be effective, should be duly stamped, completed and signed by the Member. In the case of individual Member, it is to be signed by him/her or by his/her attorney duly authorised in writing, or, in the case of joint Membership, to be signed by the Member whose name appears first in the share certificate/Dernat Account or his/her attorney duly authorised in writing, or in the case of a Company, it is to be executed under its Common Seal or signed by an authorised official named in the Resolution of the Board/Committee of Directors. Provided that an instrument of proxy shall be sufficiently signed by any Member who is, for any reason, unable to sign, if his/her thumb impression is affixed thereto and attested by a Judge, Magistrate, any Government Gazetted Officer or an officer of a commercial bank, under the seal/Rubber stamp of the Signatory.

         The Proxy Form, thereafter, must be deposited at the Registered Office of the Company at Landmark, Race Course Circle, Vadodara 390 007 not later than Forty Eight hours before the commencement of the Meeting.

                                                                     ICICI Bank


                                ECS MANDATE FORM


ICICI Infotech Service Limited                             Date: _____________
Unit: ICICI Bank Limited
Maratha Mandir Annexe
Dr. Anand Rao Nair Road
Mumbai Central
MUMBAI 400 008

Dear Sirs,

                        Change in mode of payment to ECS

I hereby consent to have the amount of dividend on my equity shares credited through the Electronic Clearing Service (Credit Clearing) - [ECS]. The particulars are -

1.  Folio No.: ______________________________________________________
    (Folio No. given in Equity Share Certificate(s)/Dividend Warrant)

2.  Member's name: Shri/Smt./Kum./M/s.: _____________________________
    _________________________________________________________________

3.  Member's address: _______________________________________________
    _________________________________________________________________

4.  Particulars of the bank account: ________________________________
   o   Bank name: ___________________________________________________
   o   Branch name: _________________________________________________
   o Mention the 9 digit-code number of the bank and branch appearing on the MICR cheque issued by the bank
       (Please attach the photocopy of a cheque or a blank cancelled cheque issued by your bank for verifying the accuracy of the code number)
   o   Account type (please check) Savings [ ] Current [ ] Cash Credit [ ]
   o   Account number (as appearing on the cheque book): __________________

5.  Date from which the mandate should be effective: ______________________

I, hereby declare that the particulars given above are correct and complete. If the transaction is delayed or not effected at all for reasons of incomplete or incorrect information for any reason, I would not hold the Bank responsible. I, also undertake to advise changes if any in the particulars of my account to facilitate updation of records.

                                         ---------------------------------------
                                        Signature of the first named/sole Member

Note: 1) Please complete the form and send it to ICICI Infotech Services Limited if you are holding share certificate(s). In case your shares are dematerialised, send the completed form to the Depository Participant (DP) who is maintaining your demat account.

         2) In case of more than one folio please complete the details on separate sheets.

         3) Presently available only for shareholders having bank accounts with banks falling in the Ahmedabad, Bangalore, Bhubaneshwar, Calcutta, Chandigarh, Chennal, Guwahati, Hyderabad, Jaipur, Kanpur, Mumbai, Nagpur, New Delhi, Patna, Pune and Thiruvananthapuram cheque clearing zones (16 centres). Shortly to be added - Agra, Allahabad, Amritaar, Baroda, Bhopal, Coimbatore, Dehradun, Durgapur, Faridabad, Ghaziabad, Hubil, Lucknow, Kochl (Cochin), Kolhapur, Jamshedpur, Ludhiana, Madural, Mangalore, Nashik, Panaji, Rajkot, Shimla, Siliguri, Surat, Trichur, Trichy, Varanasi, Vijaywada, Visakapatnam (29 centres). Additional centres are likely to be added.

         4) ECS facility, at present, may be availed by Members where the dividend amount would be Rs. 5,00,000 or lower.

         5) Subject to the rules and regulations of the Scheme of ECS of the Reserve Bank of India from time to time.


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